Exhibit 99.2
PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE COMPOSITION

Valcourt, Quebec, June 3, 2022 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) held earlier today its annual meeting of shareholders in a virtual-only format. The meeting was broadcasted via live webcast. The webcast will be available shortly on BRP’s website at www.brp.com.

During the meeting, the Company acknowledged the departure from the Board of Directors of Mr. Michael Hanley and thanked him for his many years of contribution to the success of the Company. Mr. Hanley sat on the Board of Directors of BRP for the last ten years, nine years as Chairman of its Audit Committee and three years as Lead Independent Director.

At the meeting, all of the nominees for directors listed in the Company’s management proxy circular dated April 27, 2022 were elected by a majority of the votes cast by shareholders present or represented by proxy. Voting results for each nominee were as follows:

Nominee	Votes For	%	Votes Withheld	%
Pierre Beaudoin	277,711,128	96.71%	9,446,848	3.29%
Joshua Bekenstein	271,160,966	94.43%	15,997,010	5.57%
José Boisjoli	284,298,784	99.00%	2,859,192	1.00%
Charles Bombardier	285,648,186	99.47%	1,509,790	0.53%
Ernesto M. Hernández	286,976,378	99.94%	181,598	0.06%
Katherine Kountze	286,976,873	99.94%	181,103	0.06%
Louis Laporte	285,649,838	99.47%	1,508,137	0.53%
Estelle Métayer	286,976,679	99.94%	181,296	0.06%
Nicholas Nomicos	286,864,558	99.90%	293,418	0.10%
Edward Philip	269,963,063	94.01%	17,194,913	5.99%
Barbara Samardzich	285,416,011	99.39%	1,741,964	0.61%

Changes to the Board Committees

Mrs. Barbara Samardzich was appointed as Lead Director of BRP to replace Mr. Hanley, and Mrs. Samardzich ceased to be a member of the Nominating, Governance and Social Responsibility Committee. Mrs. Estelle Métayer joined the Nominating, Governance and Social Responsibility Committee, while Nicholas Nomicos became Chairman of the Audit Committee and Mr. Ernesto M. Hernández joined the Audit Committee. As a result of the foregoing changes, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources & Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee
Pierre Beaudoin		Member		Member
Joshua Bekenstein		Member		Member
José Boisjoli (Chair)			Member
Charles Bombardier			Member
Katherine Kountze	Member
Ernesto M. Hernández	Member		Member
Louis Laporte			Member
Estelle Métayer	Member			Member
Nicholas Nomicos	Chair
Edward Philip		Chair		Chair
Barbara Samardzich (Lead independent director)		Member	Chair

To learn more about BRP’s Board members, click here.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:
Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com